                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                       Action Performance Companies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   004933 10 7
                                 (CUSIP Number)


        Fred W. Wagenhals, 4707 E. Baseline Road, Phoenix, Arizona 85040 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                         ---------------------------

CUSIP NO. 004933 10 7                                    PAGE 2 OF 7 PAGES
          -----------
---------------------------                         ---------------------------


-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FRED W. WAGENHALS

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|

-------- ----------------------------------------------------------------------
3        SEC USE ONLY


-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |_|


-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------- ----------------------------------------------------------------------
                          7      SOLE VOTING POWER

NUMBER OF SHARES                     127,332
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                          ------ ----------------------------------------------
                          8      SHARED VOTING POWER

                                 1,913,600
                          ------ ----------------------------------------------
                          9      SOLE DISPOSITIVE POWER
                                 127,332
                          ------ ----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 1,913,600
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,040,932
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------                         ---------------------------

CUSIP NO. 004933 10 7                                    PAGE 3 OF 7 PAGES
          -----------
---------------------------                         ---------------------------



-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LISA K. WAGENHALS

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|

-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              |_|

-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------- ----------------------------------------------------------------------
                          7      SOLE VOTING POWER

NUMBER OF SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                          ------ ----------------------------------------------
                          8      SHARED VOTING POWER

                                 1,913,600
                          ------ ----------------------------------------------
                          9      SOLE DISPOSITIVE POWER
                                 0
                          ------ ----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 1,913,600
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,913,600
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|


-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 004933 10 7                                    PAGE 4 OF 7 PAGES
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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 5 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4707 E. Baseline Road, Phoenix, Arizona 85040.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) and (f): This statement is filed jointly pursuant to Rule 13d-1(k) by Fred W. Wagenhals ("FWW") and Lisa K. Wagenhals ("LKW"), (together, the "Reporting Persons"). A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 7(7). The business address of the Reporting Persons is 4707 E. Baseline Road, Phoenix, Arizona 85040.

         The principal occupation of each of the Reporting Persons and the name and address where such employment is conducted are as follows:


Reporting Person                    Occupation, Company Name, and Address
----------------                    -------------------------------------
FWW                                 Chairman of the Board, President, and Chief
                                    Executive Officer of the Issuer located at
                                    the address set forth above. The Issuer
                                    designs and markets collectible products and
                                    consumer items that are designed to
                                    capitalize on the increasing consumer
                                    interest in motorsports.

LKW                                 President of Performance Plus Nutritional,
                                    L.L.C., a majority owned subsidiary of the Issuer located at the address set forth above.


Each of the Reporting Persons is a citizen of the United States.

(d) and (e): During the last five years, neither of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         FWW founded the Issuer in 1992 with personal funds and acquired 2,912,000 of the shares of Common Stock at that time. Since that time, FWW has acquired additional shares of Common Stock with personal funds, and has sold shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended. As a result, FWW currently beneficially owns an aggregate of 1,913,600 outstanding shares of Common Stock.

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CUSIP NO. 004933 10 7                                    PAGE 5 OF 7 PAGES
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         FWW also is the beneficial owner of 127,332 shares of Common Stock issuable upon exercise of outstanding stock options that are vested and exercisable within 60 days of the date of this Amendment No. 5 to Schedule 13D.

         FWW and LKW are husband and wife. All transfers of shares of Common Stock described in Item 5 that result in LKW's beneficial ownership of the shares were made solely for estate planning purposes.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons hold the Common Stock for investment purposes. As stated above, FWW serves as Chairman of the Board, President, and Chief Executive Officer of the Issuer and LKW serves as President of a majority owned subsidiary of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) FWW beneficially owns an aggregate of 2,040,932 shares, representing 12.0% of the Issuer's outstanding Common Stock. LKW beneficially owns an aggregate of 1,913,600 shares, representing 11.2% of the Issuer's outstanding Common Stock.

(b) The following information applies to shares held by FWW:

                                                             Number          Percent
                                                            of Shares       of Class
                                                            ---------       --------
          Sole Power to Vote Securities:                     127,332(1)        .7%(1)
          Shared Power to Vote Securities:                 1,913,600(2)      11.2%(2)
          Sole Power to Dispose of Securities:               127,332(1)        .7%(1)
          Shared Power to Dispose of Securities:           1,913,600(2)      11.2%(2)


                  (1) The number of shares and percentage shown represents 127,332 shares issuable upon exercise of outstanding stock options that are vested and exercisable within 60 days of the date of this Amendment No. 5 to Schedule 13D, but does not include 58,668 shares issuable upon exercise of outstanding stock options that are not exercisable within 60 days of the date of this Amendment No. 5 to Schedule 13D.

                  (2) The number of shares and percentages shown represents 1,409,599 shares of Common Stock held by the Wagenhals Family Trust U/A 8/7/98 (the "Trust"), 200,000 shares of Common Stock held by Diecast Investments Limited Partnership ("Diecast"), 100,000 shares of Common Stock held by Pebble Ridge Investments Limited Partnership ("Pebble Ridge"), and 204,001 shares held by the Reporting Persons as joint tenants with right of survivorship. The Reporting Persons are co-trustees of the Trust, which serves as the general partner of Diecast and Pebble Ridge.

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CUSIP NO. 004933 10 7                                    PAGE 6 OF 7 PAGES
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---------------------------                         ---------------------------


                  The following information applies to shares held by LKW:

                                                                            Number                Percent
                                                                           of Shares             of Class
                                                                           ---------             --------
          Sole Power to Vote Securities:                                          0                 --
          Shared Power to Vote Securities:                                1,913,600(1)            11.2%(1)
          Sole Power to Dispose of Securities:                                    0                 --
          Shared Power to Dispose of Securities:                          1,913,600(1)            11.2%(1)



                  (1) The number of shares and percentage shown represents 1,409,599 shares of Common Stock held by the Trust, 200,000 shares of Common Stock held by Diecast, 100,000 shares of Common Stock held by Pebble Ridge, and 204,001 shares held by the Reporting Persons as joint tenants with right of survivorship. The Reporting Persons are co-trustees of the Trust, which serves as the general partner of Diecast and Pebble Ridge.

         (c) On September 16, 1999, the Trust purchased 10,000 shares of Common Stock at a price of $23.00 per share in an open market transaction. FWW previously filed a Form 4 to report this transaction under Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

                  On September 20, 1999, FWW transferred 1,399,599 shares of Common Stock to the Trust. FWW made this transfer solely for estate planning purposes. LKW previously filed a Form 3 designating herself as a 10% owner under
Section 16(a) of the Exchange Act as a result of this transaction.

                  The Reporting Persons made no other transactions in the Issuer's Common Stock during the 60 days prior to and including the date of this Amendment No. 5 to Schedule 13D.

         (d) Certain shares beneficially owned by the Reporting Persons are held in the name of the Trust, Diecast, and Pebble Ridge. As a result, such entities have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7(7) Joint Filing Agreement dated October 24, 1999 between Fred W. Wagenhals and Lisa K. Wagenhals.

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CUSIP NO. 004933 10 7                                    PAGE 7 OF 7 PAGES
          -----------
---------------------------                         ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.


    October 24, 1999             /s/Fred W. Wagenhals
                                 ------------------------------------------
         Date                             Signature

                                 Fred W. Wagenhals, Chairman of the Board,
                                 President, and Chief Executive Officer of
                                 Action Performance Companies, Inc.
                                 ------------------------------------------
                                                  Name/Title


    October 24, 1999             /s/Lisa K. Wagenhals
                                 ------------------------------------------
         Date                             Signature


                                 Lisa K. Wagenhals, President of Performance
                                 Plus Nutritional, L.L.C.
                                 ------------------------------------------
                                                  Name/Title



Attention:   Intentional misstatements or omissions of fact constitute
             federal criminal violations (see 18 U.S.C. 1001).